

April 3, 2018

<u>Via E-Mail</u>
Wanda J. Abel, Esq.
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202

> **Re:** **Royal Hawaiian Orchards, L.P.**
> **Schedule 13E-3, as amended**
> **Filed on March 19 and March 30, 2018**
> **File No. 5-62439**
>
> **Preliminary and Definitive Information Statements on Schedule 14C**
> **Filed on March 19 and March 30, 2018**
> **File No. 1-09145**

Dear Ms. Abel:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing person's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing person's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the definitive information statement.

Schedule 13E-3

1. We note the following:
   - the Ebrahimi Holders and the Blank Holders currently beneficially own approximately 85% of the issued and outstanding Units;
   - Barry Blank is a director of the Managing Partner;
   - Mr. Ebrahami is the sole member of Shiraz Capital, which is the sole manager of Crescent River Agriculture LLC, which is the sole shareholder of the Managing Partner of the Partnership, which, as the disclosure on page B-15 notes, effectively gives the Ebrahimis control of the Partnership;

- the Ebrahimi Holders and the Blank Holders adopted resolutions by majority written consent in lieu of a meeting of limited partners approving amendments to the Partnership Agreement authorizing the general partner to effect the going private transaction;
- the Ebrahimis have the ability to control or block approvals that may be sought from holders of Units, including mergers, sales of substantial assets and modifications to the Partnership Agreement; and
- notwithstanding that the Ebrahimis determined to affect a going private transaction as early as March 14, 2018, the Ebrahimis purchased Units in the open market on March 27 and 28, 2018 at prices that are lower than the price per Unit ($2.41) that will be paid in the going-private transaction.

Please advise why the Ebrahimi Holders and the Blank Holders are not affiliates of the Company engaged in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons. We may have further comment.

2.   Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding comment. For example, please provide the information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comment. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

3.   Exchange Act Rule 13e-3(a)(3) defines a going private transaction as "any transaction or series of transactions … which has either a reasonable likelihood or purpose of producing" the effects specified in paragraph (a)(3)(ii) of the rule. We note that notwithstanding that the Ebrahimis determined to effect a going private transaction as early as March 14, 2018 (which disclosure appears to suggest will be at a price per Unit of $2.41):

- the Ebrahimis purchased 1,694 Units in the open market on March 27, 2018 for $2.28 per Unit; and

- the Ebrahimis purchased 13,500 Units in the open market on March 28, 2018 for $2.26 per Unit

Please note that Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction, but is effected "as a part, or in furtherance, of" a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects. See Question & Answer No. 4 of Exchange Act Release No. 34-17719 and In re William A. Wilkerson and The Phoenix Group of Florida, Inc., Exchange Act Release No. 34-48703. Furthermore, in the absence of an intent of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii), we believe that the determination of whether the transaction is reasonably likely to produce any of the requisite effects must be based in part upon consideration of "past, current and planned" transactions. Please provide us with an analysis as to why these acquisitions were not first steps in a going-private transaction under Exchange Act Rule 13e-3 that required the filing of a Schedule 13E-3 at the time set forth in General Instruction D.4. In responding to this comment, please address the fact that the Ebrahimis, having control of both the Managing Partner and the Partnership, approved amendments to the Partnership Agreement to effect the reverse split. See Q&A 4 of SEC Release No. 34-17719 (April 13, 1981).

Exhibit (a)(1) - Definitive Information Statement

4.   Please revise the disclosure to clearly indicate both in the Notice of Limited Partner Action by Written Consent and on the first page of the Information Statement the specific consideration to be paid to holders of Units that will be cashed out as a result of the reverse split.

5.   In addition, current disclosure appearing on pages 4 and 15 of the Information Statement indicates that "upon consummation of the Reverse Split, the cash consideration to be paid to any limited partner who owns a fractional Unit consisting of less than one whole Unit after the Reverse Split will be $2.41." Such disclosure does not appear to specify whether the $2.41 will be per pre-split Unit or instead for all of the pre-split Units held by such holder that results in a post-split fractional Unit. Please revise accordingly.

Effective Date of Reverse Split; Reservation of Rights, page 7

6.   We note the disclosure that "the Board has reserved the right to withdraw or modify the Reverse Split." Please disclose how the Board will make such determination, including the factors upon which the decision would be based and how will it provide notice to security holders of same.

Fairness of the Reverse Split, page 16

7.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note that the factors considered by the Board do not appear to include the factor described in clauses (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant. Please revise the disclosure to discuss this unaddressed factor in reasonable detail or explain why the factor was not deemed material or relevant.

Financial Information, page 29

8.   Please revise to provide the information described in Item 1010(a)(3) and (4) of Regulation M-A. Refer to Item 13 of Schedule 13E-3.

Forward-Looking Statements, page 31

9.   The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please remove this reference.

10.   We note the statement in the penultimate sentence of the last paragraph in this section that the Partnership does not undertake any obligation to make revisions to the forward-looking statements in the proxy-statement. Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going private transaction to reflect any material changes to the information previously reported. Please revise the disclaimer to more clearly state when the Partnership intends to update or amend the filing to reflect changes to forward-looking information the Partnership has disclosed.

*   *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions